The Calvert Fund

4550 Montgomery Avenue

Bethesda, Maryland 20814

January 18, 2012

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:      The Calvert Fund

            Calvert Strategic Income Fund

File Numbers 2-76510 and 811-03416

Request for Withdrawal of Post-Effective Amendments Nos. 93 and 96 to Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), The Calvert Fund (the “Registrant”) hereby requests the withdrawal of Post-Effective Amendment No. 93 and Post-Effective Amendment No. 96 (the “Amendments”) to the Registrant’s registration statement.  Post-Effective Amendment No. 93 (“PEA No. 93”) was filed with the Securities and Exchange Commission (the “Commission”) pursuant to Rule 485(a)(2) on October 13, 2011, for the purpose of establishing the Calvert Strategic Income Fund (the “Fund”) as a new series of the Registrant.  PEA No. 93 was initially scheduled to become effective on December 30, 2011, and was subsequently extended to January 30, 2012, pursuant to the filing of Post-Effective Amendment No. 96 (“PEA No. 96”) on December 20, 2011.

Subsequent to the filing of the Amendments with the Commission, the Registrant has determined not to commence operations of the Fund.  No securities were sold in connection with the Amendments (shares of the Fund have never been offered to the public), and neither PEA No. 93 nor PEA No. 96 has become effective.

Based upon the foregoing, the Registrant respectfully submits that such withdrawal would be consistent with the public interest and the protection of investors. The Registrant requests that, in accordance with the provisions of Rule 477(a) under the 1933 Act, the Commission accept this application for withdrawal of the Amendments.

If you have questions or require further information, please contact me at 301-657-7045.

Sincerely,

/s/ Lancelot A. King

Lancelot A. King

Assistant Vice President

The Calvert Fund

cc:       Valerie Lithotomos, Esq.

Division of Investment Management

Securities and Exchange Commission